SEVEN HILLS REALTY TRUST

Two Newton Place

255 Washington St., Suite 300

Newton, Massachusetts 02458-1634

(617) 332-9530

September 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Seven Hills Realty Trust
Registration Statement on Form S-3 (File No. 333-290401)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Seven Hills Realty Trust, a Maryland real estate investment trust (the “Company”), hereby respectfully requests that the effective date of its Registration Statement on Form S-3 (File No. 333-290401) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that it will be declared effective at 4:00 p.m. EST on September 29, 2025, or as soon as possible thereafter. The Company hereby authorizes Zachary Blume of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Zachary Blume of Ropes & Gray LLP at Zachary.Blume@ropesgray.com or (617) 951-7663.

Very truly yours,

SEVEN HILLS REALTY TRUST

By:	/s/ Matthew C. Brown
Matthew C. Brown
Chief Financial Officer & Treasurer